UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)1

Diversified Healthcare Trust

(Name of Issuer)

Common Shares of Beneficial Interest, $0.01 par value per share

(Title of Class of Securities)

25525P107

(CUSIP Number)

LAURA ARNOLD

FLAT FOOTED LLC

3415 North Pines Way

Suite 205

Wilson, Wyoming 83014

(917) 439-7926

SEAN E. O’DONNELL

CHRISTOPHER CARTY

HERRICK, FEINSTEIN LLP

Two Park Avenue

New York, New York 10016

(212) 592-1400

ANDREW M. FREEDMAN

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 27, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25525P107

1	NAME OF REPORTING PERSON

FLAT FOOTED LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		23,487,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

23,487,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

23,487,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.8%
14	TYPE OF REPORTING PERSON

IA, OO, HC

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CUSIP No. 25525P107

1	NAME OF REPORTING PERSON

MARC ANDERSEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		23,487,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

23,487,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

23,487,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.8%
14	TYPE OF REPORTING PERSON

IN, HC

3

CUSIP No. 25525P107

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to read as follows:

The Shares beneficially owned by FF Hybrid LP, GP Recovery Fund LLC, Flat Footed Series LLC – Fund 1 and Flat Footed Series LLC – Fund 2 (collectively, the “Funds”) were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 23,487,000 Shares beneficially owned by the Funds is approximately $32,278,188, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

Flat Footed LLC, a Delaware limited liability corporation (“Flat Footed”, investment manager to the Funds), will soon be filing a definitive proxy statement and accompanying GOLD proxy card with the Securities and Exchange Commission to be used to solicit votes against the Issuer’s proposal to approve the proposed merger (the “Proposed Merger”) between the Issuer and Office Properties Income Trust (“OPI”) at the Issuer’s upcoming special meeting of shareholders (the “Special Meeting”).

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 239,792,354 Shares outstanding as of June 16, 2023, which is the total number of Shares outstanding as reported in the Amendment No. 2 to the Form S-4 filed by OPI with the Securities and Exchange Commission on June 20, 2023.

A.	Flat Footed
(a)	As the investment manager of the Funds, Flat Footed may be deemed to beneficially own the 23,487,000 Shares held by the Funds.

Percentage: Approximately 9.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 23,487,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 23,487,000
(c)	The transactions in the Shares by Flat Footed through the Funds since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
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CUSIP No. 25525P107

B.	Mr. Andersen
(a)	As the Managing Member of Flat Footed, Mr. Andersen may be deemed to beneficially own the 23,487,000 Shares held by the Funds.

Percentage: Approximately 9.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 23,487,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 23,487,000
(c)	Mr. Andersen has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D. The transactions in the Shares by Flat Footed through the Funds since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

The Funds hold (i) $1,260,000 aggregate principal amount of the Company’s 4.750% senior unsecured notes due 2024, (ii) $4,000,000 aggregate principal amount of the Company’s 9.750% senior unsecured notes due 2025, (iii) $28,015,000 aggregate principal amount of the Company’s 4.750% senior unsecured notes due 2028, (iv) $59,300,000 aggregate principal amount of the Company’s 4.375% senior unsecured notes due 2031, (v) $39,891,000 aggregate principal amount of the Company’s 5.625% senior unsecured notes due 2042, and (vi) $18,989,675 aggregate principal amount of the Company’s 6.250% senior unsecured notes due 2046.

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CUSIP No. 25525P107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 27, 2023

Flat Footed LLC

By:	/s/ Marc Andersen
	Name:	Marc Andersen
	Title:	Managing Member

/s/ Marc Andersen
Marc Andersen

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CUSIP No. 25525P107

SCHEDULE A

Transactions in the Securities of the Issuer Since the Filing of Amendment No. 2 to the Schedule 13D

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

FLAT FOOTED LLC

(through the Funds)

Purchase of Common Shares	50,000	2.8007	06/15/2023
Purchase of Common Shares	47,100	2.6233	06/16/2023